Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262281

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated May 20, 2022)

ads-tec energy PLC

43,937,083 ORDINARY SHARES

11,662,486 ORDINARY SHARES Issuable upon Exercise of Warrants

11,662,486 WARRANTS

This prospectus supplement amends and supplements the prospectus dated May 20, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-262281), that relates to the issuance by us of an aggregate of up to 11,662,486 of our ordinary shares, nominal value $0.0001 per share (“Ordinary Shares”), (b) the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (collectively, the “Selling Securityholders”) of up to 55,599,569 of our Ordinary Shares, (c) up to 7,187,486 Public Warrants, (d) up to 4,375,000 Private Warrants, and (e) up to 100,000 Lender Warrants (as defined in the Prospectus).

Our Ordinary Shares and Public Warrants (as defined in the Prospectus) are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbols “ADSE” and “ADSEW”, respectively. On September 12, 2022, the closing sale price as reported on Nasdaq of our Ordinary Shares was $8.10 per share and of our Public Warrants was $1.20 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and, as such, are subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 6 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 13, 2022.

EXPLANATORY NOTE

This prospectus supplement is being filed to update and supplement the information in the Prospectus to provide the financial statements tables for the six months ended June 30, 2022 that were contained in the report of foreign private issuer on Form 6-K of ads-tec Energy PLC, furnished to the Securities and Exchange Commission on September 13, 2022.

Unaudited Interim Condensed Consolidated Financial Statements

ADS-TEC Energy PLC

For the six months ended
June 30, 2022

Prepared in accordance with International Financial Reporting Standards
(IFRS) as issued by the International Accounting Standards Board (IASB)

Unaudited Interim Condensed Consolidated Financial Statements

i

Unaudited interim condensed consolidated statements of comprehensive income

For the six months ended June 30:

kEUR	Note	2022	2021
Continuing operations
Revenue	4.1.1	9,431	20,947
Cost of sales	4.1.2	-14,255	-19,433
Gross profit (loss)		-4,824	1,514
Research and development expenses	4.1.2	-1,030	-1,583
Selling and general administrative expenses	4.1.2	-12,706	-4,083
Impairment losses on trade receivables and contract assets		-141	0
Other income		599	549
Other expenses		-384	-467
Operating result		-18,484	-4,069
Finance income	4.1.3	11,502	-
Finance expenses		-161	-1,108
Net finance result		11,341	-1,108
Result before tax		-7,143	-5,177
Income tax benefits (expenses)	4.1.4	-165	-
Result for the period		-7,309	-5,177
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences		43	-
Other comprehensive income for the period, net of tax		43	-
Total comprehensive income for the period		-7,266	-5,177

Profit (loss) attributable to:
Shareholders of the parent		-7,309	-5,177
Non-controlling interests		-	-

Total comprehensive income attributable to:
Shareholders of the parent		-7,266	-5,177
Non-controlling interests		-	-

Earnings (loss) per share (in EUR)	4.1.5	-	-
Diluted		-0.15	-161.59
Basic		-0.15	-161.59

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Unaudited interim condensed consolidated statements of financial position

ASSETS

kEUR	Note	Jun. 30, 2022	Dec. 31, 2021
Intangible assets (excl. Goodwill)	4.2.1	18,342	17,038
Right-of-use assets	4.2.2	1,808	1,988
Property, plant and equipment	4.2.3	3,221	2,958
Other investments (non-current)		2,582	2,084
Trade and other receivables (non-current)		4	4
Deferred tax assets		-	-
Non-current assets		25,958	24,072
Inventories	4.2.4	28,462	13,063
Contract assets		1,195	973
Trade and other receivables (current)		17,770	11,304
Cash and cash equivalents		65,720	101,813
Current assets		113,148	127,152
Total assets		139,106	151,224

EQUITY AND LIABILITIES

kEUR	Note	Jun. 30, 2022	Dec. 31, 2021
Share capital		4	4
Capital reserves		215,291	214,100
Other equity		42	-2
Retained earnings		-117,211	-29,571
Profit (loss)		-7,309	-87,640
Equity attributable to owners of the Company		90,817	96,892
Non-controlling interests		-	-
Total equity		90,817	96,892
Lease liabilities (non-current)	4.2.2	1,341	1,537
Warrant liability (non-current)		7,755	12,767
Trade and other payables (non-current)		198	158
Contract liabilities (non-current)		132	132
Other provisions (non-current)		7,544	7,438
Deferred tax liabilities		2,022	1,859
Non-current liabilities		18,992	23,892
Lease liabilities (current)	4.2.2	553	528
Loans and borrowings (current)		-	7,522
Trade and other payables (current)		20,370	14,000
Contract liabilities (current)		6,208	6,208
Other provisions (current)		2,166	2,182
Current liabilities		29,297	30,440
Total liabilities		48,288	54,332
Total equity and liabilities		139,106	151,224

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Unaudited interim condensed consolidated statements of cash flows

For the six months ended June 30:

kEUR	Note	Jun. 30, 2022	Jun. 30, 2021
Result for the period		-7,309	-5,177
Depreciation and amortization	4.1.2	2,010	1,681
Finance income excluding the FX valuation of USD bank accounts		-5,022	-
Non-cash effective foreign currency gains		-6,479	-
Finance expense		161	1,108
Stock compensation	4.3	1,192	-
Gain/loss on disposal of property, plant and equipment	4.2.3	39	-
Change in trade receivables not attributable to investing or financing activities		-5,620	25
Change in inventories	4.2.4	-15,202	5,544
Change in trade payables		8,881	-1,534
Change in contract assets		-222	386
Change in contract liabilities		-1	-6,108
Change in other investments		-1,345	-13
Change in other provisions		91	528
Change in other liabilities		-2,523	-
Cash flow from operating activities		-31,351	-3,558
Purchase of property, plant and equipment	4.2.3	-760	-360
Investments in intangible assets, including internally generated intangible asset	4.2.1	-2,568	-1,535
Interest received		10	-
Cash flow from investing activities		-3,318	-1,895
Proceeds from borrowings and shareholder contribution and loans		-	5,742
Repayment of loans and borrowings		-7,525	-
Payment of lease liabilities	4.2.2	-280	-307
Interest paid		-161	-
Cash flow from financing activities		-7,966	5,435
Net decrease in cash and cash equivalents		-42,636	-18
Net cash and cash equivalents at the beginning of the period		101,813	18
FX effects		6,542	-
Net cash and cash equivalents at the end of the period		65,720	-

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Unaudited interim condensed consolidated statements of changes in equity

For the six months ended June 30, 2022:

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2022	4	214,100	-117,211	-2	-117,212	96,892	96,892
Result for the period	-	-	-7,309		-7,309	-7,309	-7,309
Other comprehensive income	-	-		43	43	43	43
Total comprehensive income	-	-	-7,309	43	-7,266	-7,266	-7,266
Stock compensation	-	1,192	-	-	-	1,192	1,192
Total contributions and distributions	-	1,192	-	-	-	1,192	1,192
Balance as of Jun. 30, 2022	4	215,292	-124,520	42	-124,478	90,817	90,817

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

For the six months ended June 30, 2021:

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2021	32	20,950	-29,571	-	-29,571	-8,589	-8,589
Result for the period	-	-	-5,177	-	-5,177	-5,177	-5,177
Total comprehensive income	-	-	-5,177	-	-5,177	-5,177	-5,177
Balance as of Jun. 30, 2021	32	20,950	-34,748	-	-34,748	-13,766	-13,766

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Notes forming part of the unaudited interim condensed consolidated financial statements

1.	Reporting entity and group information

1.1	Reporting entity

ADS-TEC Energy PLC and its subsidiaries (“ADSE”) provide highly efficient battery storage solutions and ultra-high-power charging systems for electric vehicles to a broad range of customers. Its scalable systems are designed for use in private homes, public buildings, commercial enterprises, industrial and infrastructure solutions and self-sufficient energy supply systems, with capacities up to the multi-megawatt range.

ADS-TEC Energy PLC (“ADSE Holdco” or “the Company”) is domiciled in 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland. The Company is a public limited company incorporated in Ireland.

The board of directors of ADSE Holdco authorized the interim condensed consolidated financial statements on September 9, 2022.

1.2	Group information

The unaudited condensed interim consolidated financial statements of ADSE include:

Jun. 30, 2022			Shareholding
Group companies			Direct or indirect
ADS-TEC Energy PLC	Dublin	Ireland	Parent company
ads-tec Energy GmbH	Nürtingen	Germany	100%
ads-tec Energy, Inc.	Sarasota	USA	100%

2.	Accounting policies

2.1	Basis of preparation

The unaudited interim condensed consolidated financial statements of ADSE for the six months ended June 30, 2022, have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the Company’s last annual financial statements as at and for the years ended December 31, 2021 (“last annual financial statements”).

They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in ADSE’s financial position and performance since the last annual financial statements.

The reporting period is the six months ended June 30, 2022 and six months ended June 30, 2021. The unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022 as well as comparative information as of December 31, 2021 include consolidated financial statements of ADSE, whereas the six months ended June 30, 2021 are based on the annual financial statements of ads-tec GmbH („ADSE GM“) due to the formation of the Group at December 22, 2021.

ADSE’s interim financial statements have been prepared on a going concern basis. The interim financial statements are presented in Euro, which is the functional currency of ADSE. All amounts have been rounded to the nearest thousand, unless otherwise indicated. In some cases, rounding could mean that values in this report do not add up to the exact sum given or percentages do not equal the values presented.

2.2	Change in accounting policies

ADSE has applied the same accounting policies and methods of computation in its interim consolidated financial statements as in its 2021 annual financial statements, except for the following amendments which apply for the first time in 2022. However, not one is expected to impact ADSE as they are either not relevant to ADSE’s activities or require accounting which is inconsistent with ADSE’s current accounting policies.

The following amendments are effective for the period beginning January 01, 2022:

Standard	Name	Effective date
IAS 16	Property, plant and equipment: Proceeds before intended use - Amendments to IAS 16	Jan. 01, 2022
IAS 37	Amendments to IAS 37: Onerous contracts - cost of fulfilling a contract	Jan. 01, 2022
IAS 41, IFRS 1, IFRS 9, IFRS 16 Annual improvements 2018 - 2020	Annual improvements to IAS 41 - Agriculture, IFRS 1 - First-time adoption of IFRS, IFRS 9 - Financial instruments, IFRS 16 - Leases	Jan. 01, 2022
IFRS 3	Amendments to IFRS 3: Reference to the conceptual framework	Jan. 01, 2022

3.	Significant events and transactions

The following significant events and transactions have occurred since December 31, 2021.

Revenue from contracts with customers

The war in Ukraine has changed the global economic order and high inflation threatens to become a long-term problem. Additionally, prices for energy significantly increase and global supply chains are negatively affected. Due to ongoing negative effects on the Group's supply chains, ADSE was not able to fulfill all existing contracts with customers for the six months ended June 30, 2022 as planned. The decrease in revenue from contracts with customers for the six months ended June 30, 2022 in comparison to the six months ended June 30, 2021 is mainly driven by a decrease of revenues in the area of charging. A major contract with a customer that has been completed in the first half of 2021 could not be fully compensated by new completed contracts with customers in the first half of 2022. Correspondingly, revenues in the categories service and other decreased, driven by a reduced sale of spare parts and a lower amount of services in connection with the decrease of sales of charging platforms. In contrast, revenues from contracts with customers in the area of commercial & industrial increased in the first half of 2022. Please refer to note 4.1.1 for further information on revenue from contracts with customers.

Investments in property, plant and equipment

During the six months ended June 30, 2022 ADSE acquired assets with a cost of kEUR 760 (June 30, 2021: kEUR 360). The investments in items of property, plant and equipment mainly relate to improvements of existing production and testing facilities as well as the acquisition of tools to be used in production and testing processes. Please refer to note 4.2.3 for further information on items of property, plant and equipment.

4.	Disclosures on individual items of the unaudited interim condensed consolidated financial statements

4.1	Statements of comprehensive income

4.1.1	Revenue from contracts with customers

ADSE develops, produces, and distributes battery storage solutions for different areas of applications (“multi-use-case”). The product portfolio ranges from the field “residential” which includes small storage solutions, to the field “industrial” including power ranges up to multiple MW/MWh, as well as to the field “charging” which provides charging solutions for the expansion of the eMobility infrastructure at power-limited network points. Additionally, ADSE provides its customers with software solutions regarding intelligent controlling and monitoring of battery storage solutions. Other revenues include for example separately acquirable service contracts or maintenance services.

46% of revenues in the six months ended June 30, 2022 are generated in Germany (June 30, 2021: 94%). The following table presents the revenue from contracts with customers disaggregated by geographical region based on the customer’s country of domicile:

Revenue by region kEUR	Jun. 30, 2022	Jun. 30, 2021
Germany	4,363	19,652
Spain	1,049	85
Great Britain	743	11
Switzerland	738	428
United States of America	2,516	-
Other European countries	23	771
Total	9,431	20,947

The following table presents the revenue from contracts with customers disaggregated by major products:

Revenue by major products kEUR	Jun. 30, 2022	Jun. 30, 2021
Charging	6,547	18,276
Commercial and industrial	2,034	1,324
Service	636	1,042
Residential	112	191
Other	101	114
Total	9,431	20,947

Charging revenues of kEUR 6,503 (June 30, 2021: kEUR 15,673) were recognized point in time while charging revenues of kEUR 44 (June 30, 2021: kEUR 2,603) were recognized over time.

4.1.2	Functional costs

Cost of goods sold

Cost of goods sold include the following:

kEUR	Jun. 30, 2022	Jun. 30, 2021
Cost of materials	-9,435	-15,374
Personnel expenses	-2,047	-1,247
Depreciation and amortization	-1,790	-1,609
Other expenses	-983	-1,203
Total	-14,255	-19,433

Selling, general and administrative expenses

Selling, general and administrative expenses include the following:

kEUR	Jun. 30, 2022	Jun. 30, 2021
Legal and consulting fees	-2,393	-471
Personnel expenses	-5,530	-1,860
Administration fee	-1,962	-1,380
Marketing costs	-737	-107
Depreciation and amortization	-137	-19
Other expenses	-1,947	-245
Total	-12,706	-4,083

As of June 30, 2022 stock compensation expenses of kEUR 1,192 (June 30, 2021: kEUR 0) are included in personnel expenses.

Other expenses mainly comprise of travel expenses as well as insurance expenses.

Research and development expenses

Research and not capitalized development expenses amounting to kEUR 1,030 (June 30, 2021: kEUR 1,583). They comprise wages and salaries and material expenses.

ADSE has capitalized development cost in total of kEUR 2,506 (June 30, 2021: kEUR 1,497). Amortization of development cost amounts to kEUR 1,225 (June 30, 2021: kEUR 1,121).

4.1.3	Finance income

Finance income includes the following:

kEUR	Jun. 30, 2022	Jun. 30, 2021
Finance income excluding the FX valuation of USD bank accounts	5,022	-
Foreign currency gains	6,479	-
Total	11,502	-

As of June 30, 2022 finance income excluding the FX valuation of USD bank accounts consists of remeasurement of warrant liabilities (kEUR 5,012) and other interest income (kEUR 10). Foreign currency gains (kEUR 6,479) result from the FX valuation of USD bank accounts.

4.1.4	Income taxes

Tax is charged at 29,48% for the six months ended June 30, 2022 (June 30, 2021: 29,48%) representing the best estimate of the average annual effective tax rate expected to apply for the full year, applied to the pre-tax income of the six-month period.

4.1.5	Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit for the year attributable to ordinary equity holders of the ADSE Holdco by the weighted average number of ordinary shares outstanding during the reporting period.

ADSE Holdco is a public limited company, which allots shares of the entity to its shareholders.

Earnings per share (basic) and earnings per share (diluted) are calculated based on the earnings attributable to ADSE Holdco shareholders. For the periods included in these financial statements ADSE was loss-making in all periods. Restricted stock units have been included in the calculation of diluted weighted average number of ordinary shares outstanding. These restricted stock units could potentially dilute basic earnings per share in the future. Dilutive effects did not occur.

The loss attributable to the shareholders of ADS-TEC Energy PLC (basic and diluted) for the six-months ended June 30, 2022 amount to kEUR -7,309 (2021: kEUR -5,177). The weighted average number of interests in circulation (basic and diluted) amounts to (in k units) 48,808 (2021: 32).

Earnings per share	Jun. 30, 2022	Jun. 30, 2021
Profit/loss for the period (attributable to shareholders of the parent) (kEUR)	-7,309	-5,177
Weighted average number of ordinary shares outstanding (in k units) (basic)	48,808	32
Weighted average number of ordinary shares outstanding (in k units) (diluted)	49,151	32
Basic loss per share (€)	-0.15	-161.59
Diluted loss per share (€)	-0.15	-161.59

The significant change in basic and diluted loss per share results from the issue of a significant number of new shares as a part of the business combination (ADSE) formed on December 22, 2021. For more details about the business combination and the issued shares, please refer to the annual financial report 2021.

4.2	Statements of financial position

4.2.1	Intangible assets

The development of intangible assets is shown below:

kEUR	Internally generated assets	Software	Total
Cost
As of Dec. 31, 2021	19,801	342	20,142
Additions	2,506	62	2,568
Disposals	-	-	-
As of Jun. 30, 2022	22,307	404	22,710

kEUR	Internally generated assets	Software	Total
Amortization
As of Dec. 31, 2021	-2,897	-208	-3,104
Additions	-1,225	-39	-1,264
As of Jun. 30, 2022	-4,122	-247	-4,368

kEUR	Internally generated assets	Software	Total
Carrying amounts
As of Dec. 31, 2021	16,904	134	17,038
As of Jun. 30, 2022	18,185	157	18,342

4.2.2	Right-of-use assets

The development of right-of-use assets is shown below:

kEUR	Property	Vehicles	Total
Right-of-use assets
Balance at Dec. 31, 2021	1,844	143	1,988
Depreciation charge for the year	229	59	288
Additions to right-of-use assets	-	108	108
Derecognition of right-of-use assets	-	-	-
Balance at Jun. 30, 2022	1,615	193	1,808

During the six months ended June 30, 2022, the Company entered into 5 new lease agreements for use of vehicles. With the new additions, the company capitalized right-of-use assets in the amount of kEUR 1,808 (December 31, 2021: kEUR 1,988) and recognized lease liabilities in the amount of kEUR 1,894 as of June 30, 2022 (December 31, 2021: kEUR 2,066).

4.2.3	Property, plant and equipment

The development of fixed assets is shown below:

kEUR	Property, plant and equipment	Construction in progress and advance payments	Total
Cost
As of Dec. 31, 2021	4,728	82	4,810
Additions	760	-	760
Disposals	-15	-37	-52
Reclassification	27	-27	-
As of Jun. 30, 2022	5,500	18	5,518

kEUR	Property, plant and equipment	Construction in progress and advance payments	Total
Depreciation
As of Dec. 31, 2021	-1,852	-	-1,852
Depreciation	-458	-	-458
Disposals	13	-	13
As of Jun. 30, 2022	-2,297	-	-2,297

kEUR	Property, plant and equipment	Construction in progress and advance payments	Total
Carrying amounts
As of Dec. 31, 2021	2,876	82	2,958
As of Jun. 30, 2022	3,203	18	3,221

4.2.4	Inventories

Inventories can be broken down to the following items as follows:

kEUR	Jun. 30, 2022	Dec. 31, 2021
Raw materials	26,330	12,125
Work in progress	6,044	4,302
Finished goods	907	361
Advance payments	-	656
Total	33,281	17,444

kEUR	Jun. 30, 2022	Dec. 31, 2021
Write-downs raw materials	-4,079	-3,804
Write-downs work in progress	-446	-474
Write-downs finished goods	-293	-104
Total	-4,818	-4,382

4.2.5	Financial instruments

The following table provides the carrying amounts and fair values of all financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and liabilities not measured at fair value if the carrying amount is a reasonable approximation of the fair value. Further, the fair value disclosure of lease liabilities is also not required.

kEUR		Fair value hierarchy	Book value Jun. 30, 2022	Fair value Jun. 30, 2022	Book value Dec. 31, 2021	Fair value Dec. 31, 2021
Assets
Cash and cash equivalents	At amortized cost	3	65,720	65,720	101,813	101,813
Trade receivables (current)	At amortized cost	3	14,863	14,863	7,424	7,424
Other investments	At amortized cost	3	2,582	2,582	2,084	2,084
Other financial receivables (current)	At amortized cost	3	80	80	141	141
Other financial receivables (non-current)	At amortized cost	3	4	4	4	4
Total			83,249	83,249	111,466	111,466

Liabilities
Warrant liabilities	Fair value through P&L	2	7,755	7,755	12,767	12,767
Loans and borrowings (current)	At amortized cost	3	-	-	7,522	7,522
Trade payables (current)	At amortized cost	3	17,883	17,883	6,265	6,265
Trade payables due to related parties (current)	At amortized cost	3	535	535	2,980	2,980
Lease liabilities (non-current)	At amortized cost	3	1,341	-	1,537	-
Lease liabilities (current)	At amortized cost	3	553	-	528	-
Other payables financial (non-current)	At amortized cost	3	-	-	-	-
Trade payables due to related parties (non-current)	At amortized cost	3	-	-	-	-
Other payables financial (current)	At amortized cost	3	710	710	476	476
Total			28,776	26,883	32,076	30,010

4.3	Share-based payments

Restricted share units program

In 2021 an Incentive Plan was implemented which allows ADSE to grant restricted stock units (RSUs) for members of the management and members of the board of directors. The participants shall receive a number of shares of common stock that correspond to the number of RSUs that have become vested on the applicable vesting date.

The RSUs granted for the initial SPAC grant promised have a vesting period of four years while the RSUs granted under the director’s compensation have a vesting period of one year. In case of a bad leaver all claims to the RSUs become void.

The grant of RSUs is a share-based payment according to IFRS 2, because the participants will become entitled to a future remuneration, which is based on real equity instruments. ADSE has no choice to settle the transaction in cash and must settle with equity instruments. Therefore, the grant of RSUs is classified as equity-settled share-based payment according to IFRS 2.

The valuation of the RSUs is based on the share price of ADSE Holdco minus the nominal value of the share. No option pricing model was applied.

For the six months ended June 30, 2022 the RSU program developed as follows:

Program	RSUs
Number of awards	342,850
Maximum term (years)	4
Awards outstanding at the beginning of the reporting period (January 01, 2021)	187,500
Awards granted in the reporting period	155,350
Awards forfeited in the reporting period	-
Awards exercised in the reporting period	-
Awards expired in the reporting period	-
Awards outstanding at the end of the reporting period (June 30, 2022)	342,850
Awards exercisable at the end of the reporting period (June 30, 2022)	-

The RSUs have no exercise price. The weighted average remaining contractual lifetime of the RSUs is 1.77 years.

When determining the expense recognition as of June 30, 2022 and December 31, 2021, an average expected fluctuation of 0% p.a. was applied based on management estimates. The expected fluctuation for the remaining part of the respective vesting period will be adjusted on future reporting dates based on current information.

As of June 30, 2022, ADSE has recognized an increase in equity in the balance sheet of kEUR 725 (December 31, 2021: kEUR 10) for share-based payments. The expense for the six months ended June 30, 2022 amounts to kEUR 725 (June 30, 2021: kEUR 0).

Non-qualified stock option program

Under the non-qualified stock option (NQSO) program, ADSE grants to the participant the right to acquire from ADSE the aggregate number of shares of common stock specified per share exercise price specified in the award agreement. Except for two NQSO agreements concluded under the director compensation, which will become exercisable after one year, and with a consultant, which has different vesting dates, all other options granted become exercisable according to a vesting schedule earliest after one year and latest after four years from the grant date. In case of a bad leaver-event all claims to the NQSO become forfeited. The options expire after ten years from the grant date.

For the six months ended June 30, 2022 NQSO program as follows:

Program	NQSO
Number of awards	1,182,000
Maximum term (years)	4
Awards outstanding at the beginning of the reporting period (January 01, 2022)	-
Awards granted in the reporting period	1,182,000
Awards forfeited in the reporting period	-
Awards exercised in the reporting period	-
Awards expired in the reporting period	-
Awards outstanding at the end of the reporting period (June 30, 2022)	1,182,000
Awards exercisable at the end of the reporting period (June 30, 2022)	39,600

The weighted average remaining contractual life of the NQSOs outstanding at the end of the period is is 2.06 years.

The fair value at grant date is independently determined using a black-scholes model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Measurement of fair values	4 year	3 year	2 year	1 year
Fair value at grant date in USD	5.02	4.52	3.87	2.26
Share price at grant date in USD	8.62	8.62	8.62	8.62
Exercise price in USD	8.62	8.62	8.62	8.62
Expected volatility in %	78.46%	80.26%	82.57%	65.97%
Expected life in years	4.00	3.00	2.00	1.00
Expected dividends in %	0.00	0.00	0.00	0.00

The expected price volatility is based on the historic volatility based on the remaining life of the options.

The individual programs with different terms and conditions were valued with corresponding term appropriate parameters for historical volatility and risk-free interest rate. The program granted to the consultant also has an exercise price of USD 10.

When determining the expense recognition as of June 30, 2022 an average expected fluctuation of 0% - 5% p.a. was applied based on management estimates. The expected fluctuation for the remaining part of the respective vesting period will be adjusted on future reporting dates based on current information.

As of June 30, 2022, ADSE has recognized an increase in equity in the balance sheet of kEUR 466 (December 31, 2021: kEUR 0) for the share-based payments. The expense for the six months ended June 30, 2022 amounts to kEUR 466 (June 30, 2021: kEUR 0).

5.	Seasonal business

The business performance of ADSE does not follow a regular seasonality or cyclicality of results that affect the unaudited interim condensed financial statements. Thus, the results of the six month period ended June 30, 2022 may not be indicative of the full year results.

6.	Segment reporting

Information reported to ADSE’s chief operating decision maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on the geographic region of ADSE’s business activities. Therefore, ADSE manages its operations based on two operating segments referring to its business activities in Europe and North America.

Although the segment “North America” does not meet the quantitative thresholds to be reported as a reportable segment, the management has concluded that this segment should nevertheless be reported separately, as it is closely monitored by the CODM as a potential growth segment and is expected to contribute to ADSE’s revenue in future. In consequence, operating segments are reported in a manner consistent with the internal reporting provided to the CODM.

The CODM has been identified as the board of directors of ADSE Holdco. The board of directors regularly reviews operating results and makes decisions about the allocation of ADSE’s resources. ADSE’s focus is on the research, development and manufacturing of products and services in the fields of energy management, energy storage and e-mobility.

ADSE evaluates segmental performance based on segment revenue and segment earnings before interest, taxation, depreciation and amortization (EBITDA). Inter-segment sales are priced along the same lines as sales to external customers.

For the six months ended June 30, 2022:

kEUR	2022
	Europe	North America	Total reportable segments	Eliminations	Total group
External revenues	6,960	2,472	9,431	-	9,431
Inter-segment revenues	44	-	44	-44	-
Total revenue	7,004	2,472	9,475	-44	9,431

Earnings before interest taxation depreciation and amortization (EBITDA)	-14,130	-2,514	-16,644	170	-16,474
Depreciation and amortization	-2,010	-	-2,010	-	-2,010
Operating result (EBIT)	-16,140	-2,514	-18,654	170	-18,484
Financial income	11,502	-	11,502	-	11,502
Financial costs	-161	-	-161	-	-161
Financial result	11,341	-	11,341	-	11,341
Profit before tax	-4,799	-2,514	-7,313	170	-7,143
Income tax expenses	-165	-	-165	-	-165
Profit for the year	-4,965	-2,514	-7,479	170	-7,309

For the six months ended June 30, 2021:

kEUR	2021
	Europe	North America	Total reportable segments	Eliminations	Total group
External revenues	20,947	-	20,947	-	20,947
Inter-segment revenues	-	-	-	-	-
Total revenue	20,947	-	20,947	-	20,947

Earnings before interest taxation depreciation and amortization (EBITDA)	-2,388	-	-2,388	-	-2,388
Depreciation and amortization	-1,681	-	-1,681	-	-1,681
Operating result (EBIT)	-4,069	-	-4,069	-	-4,069
Finance income	-	-	-	-	-
Finance costs	-1,108	-	-1,108	-	-1,108
Financial result	-1,108	-	-1,108	-	-1,108
Profit before tax	-5,177	-	-5,177	-	-5,177
Income tax expenses	-	-	-	-	-
Profit for the year	-5,177	-	-5,177	-	-5,177

Total non-current assets of both reportable segments can be broken down as follows:

kEUR	Jun. 30, 2022	Dec. 31, 2021
Europe	25,958	24,072
North America	-	-
Eliminations	-	-
Total non-current assets	25,958	24,072

Total current assets of both reportable segments can be broken down as follows:

kEUR	Jun. 30, 2022	Dec. 31, 2021
Europe	112,739	126,103
North America	2,585	3,174
Eliminations	-2,177	-2,124
Total current assets	113,148	127,152

Total liabilities of both reportable segments can be broken down as follows:

kEUR	Jun. 30, 2022	Dec. 31, 2021
Europe	48,288	54,170
North America	2,428	2,369
Eliminations	-2,428	-2,206
Total liabilities	48,288	54,332

Total revenues of both reportable segments for the six months ended June 30, 2022 can be broken down as follows:

kEUR	2022	2021
Europe	7,004	20,947
North America	2,472	-
Eliminations	-44	-
Total revenues	9,431	20,947

Revenues from one customer of ADSE for the six months ended June 30, 2022 represented approximately kEUR 2,665 (June 30, 2021: kEUR 18,187) of ADSE’s total revenues.

7.	Related party transactions

The tables below provide an overview of significant account balances and transactions from related parties relationships.

For the six months ended June 30, 2022:

kEUR	Jan. 01 - Jun. 30, 2022
	Sale of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders	1,640	-	15	-74	-
Transactions with affiliated companies	48	-1,021	26	-2,977	-
Transactions with associated companies	-	-103	-	-	-
Transactions with related persons	-	-	-	-	-
Total	1,688	-1,124	41	-3,051	-

*) Transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH and Bosch Thermotechnik GmbH. Transactions with affiliates include transaction with subsidiaries of the shareholders.

For the six months ended June 30, 2021:

kEUR	Jan. 01 - Jun. 30, 2021
	Sale of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders	-	-29	-	-456	-891
Transactions with affiliated companies	1	-1,344	-	-2,581	-
Transactions with associated companies	-	-40	-	-28	-
Transactions with related persons	-	-	-	-	-
Total	1	-1,413	-	-3,065	-891

*) Transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH and Bosch Thermotechnik GmbH as well as any subsidiaries of Robert Bosch GmbH. Transactions with affiliates include transaction with subsidiaries of ADSH.

The table below provides an overview of significant account balances and transactions from such relationships.

Receivables and liabilities to shareholders and affiliated companies

kEUR	Jun. 30, 2022		Dec. 31, 2021
	Receivables	Payables	Receivables	Payables
Transactions with shareholders	519	-	2,108	311
Transactions with affiliated companies	78	581	25	2,685
Transactions with associated companies	-	18	-	8
Transactions with related persons	-	-	-	-
Total	597	598	2,132	3,005

*) Transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH and Bosch Thermotechnik GmbH. Transactions with affiliates include transaction with subsidiaries of the shareholders.

Key management personnel compensation

As of the comparison date June 30, 2021 key management personnel comprised the board of directors and authorized representatives of ADSE GM. Key management personnel as of the reporting date comprise the board of directors and authorized representatives of ADSE Holdco. As of the reporting date the key management personnel is represented by the following people:

Key management personnel	Role
Joseph Brancato	Director
Bazmi Husain	Director
K.R. Kent	Director
Hakan Konyar	Chief Production Officer
Kurt Lauk, PhD	Director (Chairman)
Salina Love	Director
John Neville	Chief Sales Officer
Thorsten Ochs	Chief Technology Officer
Sebastian Schypulla	Chief Purchase and Logistics Officer
Thomas Speidel	Chief Executive Officer and Director
Robert Vogt	Chief Accounting Officer

Key management personnel compensation for the six months ended June 30, 2022 comprised the following:

kEUR	Jun. 30, 2022	Jun. 30, 2021
Short-term employee benefits	1,409	269
Post-employment benefits	-	-
Termination benefits	-	-
Share-based payments	929	-
Total	2,338	269

Short-term employee benefits include salary, company car, training and other benefits. Share-based payments include expenses for RSUs and NQSOs.

8.	Events after the reporting period

As of July 01, 2022, Wolfgang Breme has been appointed as Chief Financial Officer (CFO) of ADSE Holdco.

ADSE evaluated subsequent events for recognition or disclosure through September 9, 2022 and did not identify material subsequent events.

/s/ Thomas Speidel	/s/ Wolfgang Breme
Thomas Speidel	Wolfgang Breme
Chief Executive Officer	Chief Financial Officer